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                                                                    EXHIBIT 12.1

                  RATIO OF EARINGS TO FIXED CHARGES CALCULATION

         Calculation of EBITDA under the Brazilian Corporate Law method.

The following table sets forth AmBev's ratios of earnings to fixed charges for each year in the five-year period ended December 31, 2001 and the six month periods ended June 30, 2002 and 2001. The ratio of earnings to fixed charges covers continuing operations measured under Brazilian Corporate Law, and for this purpose (a) earnings consist of income (loss) before income taxes plus fixed charges and (b) fixed charges consist of interest expense on all debt (including capitalized interest), amortization of defined financing costs and a percentage of rental expense deemed to be interest.



                                FOR THE SIX MONTH
                               PERIOD ENDED JUNE 30,                   FOR THE YEAR ENDED DECEMBER 31,
                               ---------------------    -----------------------------------------------------------
(in millions of reais,           2002         2001      2001(1)       2000(1)     1999(1)     1998(1)      1997(1)
except ratio)                  --------     --------    -------      --------    --------     -------     --------
Net income for the             R$ 581.5     R$ 372.8    R$784.6      R$ 470.2    R$ 322.3     R$329.1     R$456.3
year/period
Minority interest                 (40.6)       (8.7)       (0.3)        265.9       (14.0)      (11.1)       (2.4)
Income taxes                     (129.0)      (109.0)      52.0        (405.4)      (17.6)       34.4        53.7
Adjusted net income               411.9        255.1       836.3        330.7       290.7       352.4       507.6
Plus - Fixed charges:
Interest on loans and other       194.6        119.3       263.7        325.9       151.5       236.0       189.1
Minority share of                  40.6          8.7         0.3       (265.9)       14.0        11.1        (2.4)
pre-tax profits
Total Earnings                    647.1        383.1     1,100.3       390.7        456.2       599.5       694.3
Fixed Charges                  R$ 194.6     R$ 119.3   R$  263.7     R$ 325.9    R$ 151.5     R$236.0     R$189.1

Ratio of earnings to fixed
charges(2)(3)(4)                    3.3          3.2         4.2          1.2         3.0          2.5        3.7

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(1)  Brahma and Antarctica were legally merged to form AmBev on July 1, 1999 under Brazilian Corporate Law. However, for purposes of this prospectus, as AmBev was treated as the successor to Brahma for accounting purposes, the ratio of earnings to fixed charges of AmBev, the successor, has been included as of and for the two years ended December 31, 2001 and for the two six month periods ended June 30, 2002 and 2001.

(2) Fixed charges have been defined to exclude gains and losses from loan indexation charges and foreign exchange variations.

(3) Preferred shares issued under Brazilian Corporate Law are considered to be common stock equivalents and do not accrue fixed charges for purposes of determining the ratio.

(4) The ratio of earnings to fixed charges determined based on amounts measured under U.S. GAAP for each of the years ended December 31, 2001, 2000 and 1999 were, respectively, 4.1, 2.1 and (0.4).